DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03010590

NO ACT
P.E 12-27-02
333-78285

February 18, 2003

Richard J. Morrison
Associate General Counsel
and Assistant Clerk
NSTAR
800 Boylston Street
Boston, MA 02199

Act	1934
Section	
Rule	14A-8
Public Availability	2/18/2003

Re: NSTAR
Incoming letter dated December 27, 2002

Dear Mr. Morrison:

This is in response to your letter dated December 27, 2002 concerning the shareholder proposal submitted to NSTAR by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 28 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

NSTAR
800 Boylston Street
Boston, Massachusetts 02199

December 27, 2002

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: NSTAR
Shareholder Proposal of Mr. John Jennings Crapo

Ladies and Gentlemen:

On behalf of NSTAR ("NSTAR" or the "Company"), a Massachusetts business trust, and pursuant to Rule 14a-8 of the Securities and Exchange Act of 1934, I am writing to respectfully request confirmation that the Division of Corporate Finance (the "Division") will not recommend enforcement action against the Company for excluding the shareholder proposal (the "Proposal") and supporting statement submitted by John Jennings Crapo (the "Proponent") from the proxy materials for NSTAR's 2003 Annual Meeting of Shareholders. I hereby enclose the following items for filing in compliance with Rule 14a-8(j)(2):

1. Six (6) copies of this letter detailing the reasons why NSTAR believes that it is eligible to properly exclude the Proposal and supporting statement submitted by the Proponent, John Jennings Crapo; and
2. Six (6) copies of the Proposal and supporting statement submitted by the Proponent on April 3, 2002 for inclusion in the Company's proxy statement for its 2003 annual shareholder meeting.

NSTAR is simultaneously providing the Proponent with a copy of this letter to inform him of the Company's intent to exclude his proposal from the proxy materials for its 2003 Annual Meeting.

The Company's 2003 Annual Meeting of Shareholders is scheduled to take place on May 1, 2003. The Company expects to file definitive proxy solicitation materials for the annual meeting with the Securities and Exchange Commission (the "Commission") on or about March 10, 2003, as it intends to file and mail its Annual Report to Shareholders at that time.

I. <u>THE PROPOSAL AND SUPPORTING STATEMENT</u>

The Proposal and Supporting Statement are as follows (grammar and spelling as per original):

Mr. John Jennings Crapo, pro se, AA, ABE, non LLB, non Lwyr, non practicing LCSW, non M.S. in S.S., Non AM in govt, Non AM in hist, non LPN, non RN, non dietician, non ORT ___________

PO BOX 400151
Cambridge MA 02140-0002
Via Certified Mail

Mail piece # 7000 1670 0008 0598
4764 return rcpt requested please
April third year 2002
page one (01) of six (06) pages printed one (01) side

NSTAR attention please
Mr. Douglas S. Horan, Esquire, Clerk
800 Boylston Stret
Boston MA 02199-8003
My Shareholder proposal and supporting statement for inclusion in the proxy statement of the next annual meeting of proxies and shareholders of NSTAR taking place next after April 25th year 2002.

Dear Mr. Horan

Stockholder Crapo to NSTAR
April third 2002
p. two (02) of six(06) pages

This letter is to you in your capacity of clerk of NSTAR. I own 472 shares of NSTAR common stock which I've owned consecutively over one (01) year. I plan to present my shareholder proposal at the stockholder meeting in question. I do not plan to sell my NSTAR stock.

In event you have questions or comments please address them to me by mail to me at my post office box address.

A copy this shareholder submission of a shareholder proposal I send to the US Securities and Exchange Commission via certified mail Art # 7001 1940 0001 8179 1326 return rcpt requested

Shareholder Crapo to NSTAR
April 3rd 2002
p. three (03) of six (06) pages

A copy of my letter of transmittal said copy of my submission to you to the Commission I enclose herein to call it to your attention.

My Shareholder Proposal

Stockholders recommend that the Board of Trustees (the "Trustees") of NSTAR Companies (the "Registrant") publish in the proxy statement of each shareholder annual meeting an appendix containing an item concerning the charitable donations program of the Registrant for the immediate past calendar year with the following information

i) An explanation of at least five hundred words explaining the standards of the Registrant and procedures of said Registrant governing its donations to United States Internal Revenue Service approved private foundations to include standards for denial of such help.

John Jennings Crapo, pro se
Po Box 400151
Cambridge MA 02140-0002

April 03 year 2002
Via certified mail
Art # 7001 1940 0001 8179 1326 return rcpt requested please

Hon U.S. Securities and Exchange Commission
Division of Corporate Finance

Director's Office
450 5th Stret NW
Washington DC 20549-0002

Re: My shareholder proposal submission to NSTAR
Each page printed one side other side blank

Dear Gentlemen and Ladies

Enclosed which I call to your attention is a copy of my shareholder proposal submission to NSTAR Companies which I send via certified mail # 7000 1670 0008 0598 4764 return rcpt requested please. I include my enclosure which too I call to your attention.

Sincerely

/s/ John Jennings Crapo, pro se

c.c. via certified mail mail piece # 7000 1670 0598 4764 return rcpt requested please NSTAR Companies

JJC/jjc #30#

[Enclosure: Mr. Crapo's proxy voting card.]

Supporting Statement:

John Jennings Crapo, pro se, stckhldr
PO Box 400151
Cambridge MA 02140-0002
Via certified mail mail piece # 7099 3400 0009 4394 1958 return rcpt requested please
NSTAR attn please Mr. Douglas S. Horan Esquire Clerk
800 Boylston Stret
Boston MA 02199-8003

April 04 2002
Regarding my shareholdr proposal posted to you dated April 03 2002
p. one (01) of four (04) pages

Dear Mr. Clerk

This is to you as clerk of NSTAR Companies. I noticed at 11:03 pm electric power out here, ten Agassiz St. Apt #30, Cambridge MA 02140-2825. 11:15 pm I noticed resumption of electric power.

I thought you should know I do not plan to sell any of my NSTAR stock until at least after close of stockholder meeting in question.

Relevant too I thought you should know before 6:40 pm I noticed Ms. Sally Tardiff taking mail of Mr/Ms/Mrs Misbah Sheik and Mahmuda Sheik addressed to them at ten Agassiz St. Apt. ten, Cambridge MA 02140-2823.

J. J. Crapo to NSTAR April 04 2002
p. two (02) of four (04) pages

There were three (03) articles to said ~~Shieks~~ Mr/Ms/Mrs Sheik perhaps more – one article I noticed March 26th 2002. Other articles I noticed later on. One was labeled/addressed from "BNY Cleaning Services LLC Attn Proxy Dept PO BOX 299, Milwaukee WI 53201 (bolk) mail permit # 225 other numbers 132066 103475 3481225 39213 I have no information as to what companies these said articles were from and if there were more.

Additionally I thought you'd like to know about incident in gas meter section of first floor of building complex – notice by Ms/Mr/Mrs Tardiff superintendent threatening retaliation against pets. I wrote extensive report to Harvard Epworth United Methodist Parish, Massachusetts Avenue Cambridge MA concerning that I'm quite certain the parish will fill you in on details. Just recently, Ms. Tardiff posting I noticed march sixteenth (16th) 2002

in letterbox area ten Agassiz Street 02140 – here

Another matter of concern was March 28th 2002 someone at outside apt # 29, ten Agassiz St., Cambridge had a vicious animal which savagely barked at me. I explained to occupants there that disturbs me. About half of me is above railing top floor and I fear falling over. I've done so by letter and later orally. Persons rejected my plea for cooperation. ~~That~~

March 29th 2002, Friday I noticed I couldn't find my keys including keys to my letter box and today I repeated that to Ms. Tardiff who has failed to provide me with access to my letter box.

I wrote the Hon Police Commissioner of Cambridge a letter delivered April 3rd (third) 2002 about disruptive events here

I write in midst of exceedingly inconvenient, troubling and

threatening circumstances here which I very briefly summarize. I noticed April first (01st) 2002 (Easter Monday) a notice at ten Agassiz Stret 02140 a notice on the outside of an apartment entrance that proclaimed "Unfit for Human Habitation . . ." April third 2002 the sign was still posted I noticed as I walked by enroute to the building complex launderette.

Please append this additional information to my file of my submission of my shareholder proposal and accompanying shareholder proposal supporting statement dated April 3rd 2002 which I posted to your principal office via certified mail return receipt requested service # 7000 1670 0008 0598 4767

Sincerely

/s/ John Jennings Crapo, pro se

AA, ABE, notary public, non LLB, non Lwyr, non MS, non AM non LPN, non RN, non OTR, non dietician, non btheology

JJC/jjc April 05 (fifth) 2002 12:04 am to 12:25 am, and 7:15 am to 7:35 am Friday –

More time and pasor and after posting this lawfull letter to you in accordance with SEC laws, rules and regulations JJC [Attached is the original version of page four.]

II. GROUNDS FOR EXCLUSION

The Company believes that it may properly exclude the Proposal and Supporting Statement from its proxy materials pursuant to Rules 14a-8(d), 14a-8(i)(3), 14a-8(i)(5) and 14a-8(i)(7) of the Securities Exchange Act of 1934.

1. Rule 14a-8(i)(3) – Violation of Proxy Rules

A proposal is excludable under Rule 14a-8(i)(3) if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Division has previously permitted exclusion of shareholder proposals that were "vague and indefinite" under Rule 14a-8(i)(3) as contrary to Rule 14a-9. See, e.g., The Proctor and Gamble Company, October 25, 2002; IDACORP, Inc., July 19, 2002; American International Group, Inc., March 21, 2002; Northeast Utilities Service Company, April 9, 2001.

NSTAR believes that Proponent's Proposal and supporting statement are vague, indefinite and confusing. Proponent requests that the Company include "an explanation of at least five hundred words explaining the standards of Registrant and procedures of said Registrant governing its donations to United States Internal Revenue Service approved private foundations to include standards for denial of such help." The proposal is vague, confusing and ambiguous. It is not possible for the Company to determine what is meant by "its donations to Internal Revenue Service approved private foundations to include standards for denial of such help."

Proponent provides no supporting information as to why this material should be included in the proxy materials. The supporting statement is completely unrelated to the Proposal and includes certain observations regarding the Proponent's apartment complex that have no discernable connection to the subject of the proposal. NSTAR feels that the Proposal is unclear and vague in both substance and form.

In April, 2001, the staff determined that there was some basis for the view of Northeast Utilities that a virtually identical proposal (although more complete and supported by an arguably more relevant supporting statement), was vague and indefinite. Northeast Utilities Service Company, April 9, 2001. Unlike the proposal omitted by Northeast Utilities, the Proponent's current proposal is incomplete and is not accompanied by any sort of a relevant and related supporting statement.

Further, under Rule 14a-5, "the information included in the proxy statement shall be clearly presented" and NSTAR feels that it would be unable to comply with this provision if required to include Proponent's materials. Due to the length and unrelated, personal content of Proponent's proposal and supporting statement, the Company feels that its inclusion in the proxy materials would be confusing and unclear to other shareholders. Therefore, NSTAR feels that it may properly exclude the proposal and supporting statement as vague, indefinite and unclear, contrary to Rules 14a-9 and 14a-5 and in violation of Proxy Rules under Rule 14a-8(i)(3).

2. Rule 14a-8(i)(5) – Relevance to the Company's Business

Under Rule 14a-8(i)(5), a proposal may be excluded if it "relates to operations which account for less than five percent of the company's total assets at the end of its most recent fiscal year, and for less than five percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business, and which is not otherwise significantly related to the company's business." During its fiscal year ending December 31, 2001, NSTAR had total assets of $5.3 billion and earned $171 million with $3.2 billion in operating revenue. NSTAR donated $1.6 million to charities and private foundations, which amounts to less than five (5) percent of its total assets and less than five (5) percent of its net earnings and gross sales.

Rule 14a-8(i)(5) was intended to permit a company to exclude a proposal that does not bear a significant economic relationship to the Company's business. See Exchange Act Release No. 34-19135. NSTAR is an electric and gas utility company, and while it is committed to supporting the community through charitable gifts, contributions and service to the community, such donations are not significantly related to the Company's business of providing electric and gas distribution service to consumers. Further, given the vague and ambiguous nature of the Proponent's proposal, it cannot be said to be otherwise significantly related to the company's business. Therefore, the Company feels that it may properly exclude the proposal and supporting statement from its proxy materials under Rule 14a-8(i)(5).

3. Rule 14a-8(d) - Exceeds the Allowable Length

Under Rule 14a-8(d), a shareholder proposal, including supporting statement, cannot exceed five hundred (500) words. Proponent's proposal and supporting statement vastly exceed five hundred (500) words. Therefore, the Company believes that it may properly exclude the proposal and supporting statement from its proxy materials under Rule 14a-8(d).

4. Rule 14a-8(i)(7) – Ordinary Business Functions

Under Rule 14a-8(i)(7), a company may exclude a proposal if it "deals with a matter relating to the company's ordinary business operations." Proponent's proposal and supporting statement would, if adopted, require the Company to include an appendix in the proxy materials containing an explanation of at least five hundred words of its standards and procedures "governing its donations to United States Internal Revenue service approved private foundations to include standards for denial of such help." The Commission has repeatedly taken the position that proposals requiring additional disclosures in proxy materials may be excluded under Rule 14a-8(i)(7) as relating to the Company's normal business operations. See, e.g., No-Action Letters re: International Business Machines Corporation (January 19, 1999), ConAgra, Inc. (June 10, 1998), Raytheon Company (March 11, 1998), Circuit City Stores, Inc. (April 6, 1998), Burlington Northern Santa Fe Corporation (February 9, 1998). As with the proposals described in each of those letters, which were properly excludable, the Proposal would require the Company to make additional disclosures in its proxy statements that are not otherwise required by any law, order or regulation. Therefore, NSTAR believes that it may properly exclude the proposal and supporting statement under Rule 14a-8(i)(7).

III. CONCLUSION

For the foregoing reasons, NSTAR believes that it may properly exclude Mr. Crapo's proposal and supporting statement from its proxy materials under Rules 14a-8(d), 14a-8(i)(3), 14a-8(i)(5) and 14a-8(i)(7). On behalf of NSTAR, I respectfully request the Division's confirmation that it will not recommend enforcement action to the Commission if the proposal is excluded.

If the Division has any questions with respect to the information contained in this communication, please feel free to contact me at (617) 424-2111.

Sincerely,

Richard J. Morrison

Richard J. Morrison
Associate General Counsel
and Assistant Clerk

NSTAR

MR JOHN JENNINGS CRAPO. PRO SE. A A. ABE. NON LLB. NON LWYR. NON PRACTISING LCSW. NON M.S. IN S.S.. NON AM IN GOVT NON M.S. IN P.A.. NON MSTR OF PUB POLICY NON AM IN HISTR. NON LPN. NON RN. NON DIETICIAN. NON OTR

PO BOX 400151
CAMBRIDGE MA 02140-0002

RECEIVED
2002 DEC 17 PM 4:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

CC: RJM
PJL
JJJ

VIA CERTIFIED MAIL APRIL THIRD
MAILPIECE # 7000 YEAR 2002
1670 0008 0598
4764 RETURN RCPT
REQUESTED PLEASE

PAGE ONE (01) OF SIX (06) PAGES PRINTED ONE (01) SIDE

NSTAR ATTENTION PLEASE
MR DOUGLAS S. HORAN. ESQUIRE
CLERK
800 BOYLSTON STRET
BOSTON MA 02199-8003

MY SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT FOR INCLUSION IN THE PROXY STATEMENT OF THE NEXT ANNUAL MEETING OF PROXIES AND SHAREHOLDERS OF NSTAR TAKING PLACE NEXT AFTER APRIL 25TH YEAR 2002

DEAR MR HORAN

THIS Letter IS TO YOU IN YOUR CAPACITY OF CLERK OF NSTAR

I OWN 472 SHARES OF NSTAR COMMON STOCK WHICH I'VE OWNED CONSECUTIVELY OVER ONE(01) YEAR

I PLAN TO PRESENT MY SHAREHOLDER PROPOSAL AT THE STOCKHOLDER MEETING IN QUESTION I DO NOT PLAN TO SELL MY NSTAR STOCK

IN EVENT YOU HAVE QUESTIONS OR COMMENTS PLEASE ADDRESS THEM TO ME BY MAIL TO ME AT MY POST OFFICE BOX ADDRESS

A COPY THIS SHAREHOLDER SUBMISSION OF A SHAREHOLDER PROPOSAL I SEND TO THE US SECURITIES AND EXCHANGE COMMISSION VIA CERTIFIED MAIL ART# 7001 1940 0001 8179 1326 RETURN RCPT REQUESTED

PLEASE MOVE: →

SHAREHOLDER CRAPO TO NSTAR
APRIL 3RD 2002
P THREE (03) OF OF SIX (06) pages
A COPY OF MY LETTER OF TRANSMITT-
AL SAID COPY OF MY SUBMISSION
TO YOU TO THE COMMISSION I
ENCLOSE HEREIN TO CALL IT TO
YOUR ATTENTION

MY SHAREHOLDER PROPOSAL

STOCKHOLDERS RECOMMEND THAT THE BOARD OF TRUSTEES (THE "TRUSTEES") OF NSTAR COMPANIES (THE "REGISTRANT") PUBLISH IN THE PROXY STATEMENT OF EACH SHAREHOLDER ANNUAL MEETING AN APPENDIX CONTAINING AN ITEM CONCERNING THE CHARITABLE DONATIONS PROGRAM OF THE REGISTRANT FOR THE IMMEDIATE PAST CALENDAR YEAR WITH THE FOLLOWING INFORMATION

i AN EXPLANATION OF AT LEAST FIVE HUNDRED WORDS EXPLAINING THE STANDARDS OF THE REGISTRANT AND PROCEDURES OF SAID REGISTRANT GOVERNING IT'S DONATIONS TO UNITED STATES INTERNAL REVENUE SERVICE APPROVED PRIVATE FOUNDATIONS TO INCLUDE STANDARDS FOR DENIAL OF SUCH HELP.

MORE: →

JOHN JENNINGS CRAPO, PRO SE
PO BOX 400151
CAMBRIDGE MA 02140-0002

april 03 Year 2002

VIA CERTIFIED MAIL
ART# 7001 1940
0001 8179 1326
RETURN RCPT RE-
QUESTED PLEASE

HON U.S. SECURITIES
AND EXCHANGE
COMMISSION DIVISION
OF CORPORATION FINANCE
DIRECTOR'S OFFICE
450 5TH STRET NW
WASHINGTON DC 20549-0002

RE: MY SHARE-
HOLDER PRO-
POSAL SUB-
MISSION TO
NSTAR
EACH PAGE
PRINTED ONE
(1) SIDE OTHER
SIDE
BLANK

DEAR GENTLEMEN AND LADIES

ENCLOSED WHICH I CALL TO YOUR ATTENTION IS A COPY OF MY SHAREHOLDER PROPOSAL SUBMISSION TO NSTAR COMPANIES WHICH I SEND VIA CERTIFIED MAIL # 7000 1670 0008 0598 4764 RETURN RCPT REQUESTED PLEASE

I INCLUDE MY ENCLOSURE WHICH TOO I CALL TO YOUR ATTENTION

SINCERELY

John Jennings Crapo, PRO SE

C.C. VIA CERTIFIED MAIL MAILPIECE
7000 1670 0008 0598 4764
RETURN RCPT REQUESTED PLEASE
NSTAR COMPANIES

JJC/jjc #30#

JOHN JENNINGS CRAPO. PRO SE. STCKHLDR
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL APRIL 04 2002
MAILPIECE # 7099 3400 0009 4394 1958
RETURN RCPT REQUESTED PLEASE

REGARDING MY SHAREHOLDER PROPOSAL POSTED TO YOU - DATED APRIL 03 2002
P. one (01) of FOUR (04) pages

NSTAR ATTN PLEASE
MR DOUGLAS S HORAN
ESQUIRE CLERK
800 BOYLSTON Street
BOSTON MA 02199-8003

Dear MR CLERK

THIS IS TO YOU AS CLERK OF NSTAR COMPANIES

I Noticed AT 11:03 PM ELECTRIC POWER OUT HERE. TEN AGASSIZ ST APT #30. CAMBRIDGE MA 02140-2825. 11:15 PM I Noticed Resumption OF ELECTRIC POWER

I THOUGHT YOU SHOULD KNOW I DO NOT PLAN TO SELL ANY OF MY NSTAR STOCK UNTIL AT LEAST AFTER CLOSE OF STOCKHOLDER MEETING IN QUESTION

RELEVANT. TOO I THOUGHT YOU SHOULD KNOW BEFORE 6:40 PM I NOTICED MS SALLY TARDIFF TAKING MAIL OF MR/MS/MRS MISBAH SHEIK AND MAHMUDA SHEIK, ADDRESSED TO THEM AT TEN AGASSIZ ST APT Ten. CAMBRIDGE MA 02140-2823

more: →

THERE WERE THREE(03) Articles to SAID ~~SHEIKS~~ mr/ms/mrs SHEIK PERHAPS MORE - ONE Article I noticed MARCH 26th 2002. OTHER ARTICLES I NOTICED LATER ON. ONE WAS LABELLED/ADDRESSED FROM "BNY CLEARING SERVICES LLC ATTN PROXY DEPT PO BOX 299. MILWAUKEE WI 53201 (BULK) MAIL PERMIT # 225 OTHER NUMBERS 132066 103 475 3481225 39213 I HAVE NO INFORMATION AS TO WHAT COMPANIES THESE SAID ARTICLES were from AND IF THERE WERE MORE-

ADDITIONALLY I THOUGHT YOU'D LIKE TO KNOW ABOUT INCIDENT IN GAS METER SECTION OF FIRST FLOOR OF BUILDING COMPLEX - Notice By Ms/MR/MRS TAROIFF SUPERINTENDENT THREATENING RETALIATION AGAINST PETS. I WROTE EXTENSIVE REPORT TO HARVARD EPWORTH UNITED METHODIST PARISH. MASSACHUSETTS AVENUE CAMBRIDGE MA CONCERNING THAT. I'M QUITE CERTAIN THE PARISH WILL FILL YOU IN ON DETAILS JUST Recently. MS TAROIFF POSTING I NOTICED MARCH Sixteenth(16th) 2002

MORE:

J J CRAPO TO NSTAR APR 04 2002
P. Three(03) OF FOUR(04) PP

IN letterbox area Ten agassiz Street
02140 - here

ANother Matter of concern
WAS MARCH 28th 2002 SOMEONE
AT OUTSIDE APT #29, TEN AGASSIZ ST
CAMBRIDGE HAD A VICIOUS ANIMAL
WHICH SAVAGELY BARKED AT ME
I EXPLAINED to OCCUPANTS there
THAT DISTURBS ME - ABOUT HALF
OF ME IS above railing top FLOOR
AND I FEAR FALLING OVER. I've DONE
so by letter and later orally. PERSONS
REJECT MY PLEA FOR COOPERATION

~~THAT~~
MARCH 29th 2002, FRIDAY I
NOTICED I Couldn't FIND MY KEYS
including Keys to my letter Box
AND TODAY I repeated that to
MS TAROIFF WHO HAS FAILED to
PROVIDE ME WITH ACCESS to MY
Letter Box

I WROTE THE HON POLICE
COMMISSIONER OF CAMBRIDGE
A letter Delivered APRIL 3RD (third)
2002 ABOUT DISRUPTIVE EVENTS
HERE

I WRITE IN MIDST OF Exceed-
INGLY INCONVENIENT, TROUBLING AND
MORE:

THREATENING CIRCUMSTANCES HERE WHICH I VERY BRIEFLY SUMMARIZE

I NOTICED APRIL FIRST(01ST) 2002 (EASTER MONDAY) A NOTICE AT TEN AGASSIZ STRET 02140 A NOTICE ON THE OUTSIDE OF AN APARTMENT ENTRANCE THAT PROCLAIMED IT HAD BEEN PROCLAIMED "UNFIT FOR HUMAN HABITATION..." APRIL THIRD 2002 THE SIGN WAS STILL POSTED I NOTICED AS I WALKED BY ENROUTE TO THE BUILDING COMPLEX LAUNDERETTE

PLEASE APPEND THIS ADDITIONAL INFORMATION TO MY FILE OF MY SUBMISSION OF MY SHAREHOLDER PROPOSAL AND ACCOMPANYING SHAREHOLDER PROPOSAL SUPPORTING STATEMENT DATED APRIL 3RD 2002 WHICH I POSTED TO YOUR PRINCIPAL OFFICE VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED SERVICE # 7000 1670 0008 0598 4764

SINCERELY

John Jennings Crapo, PRO SE
AA, ABE, NOTARY PUBLIC, NON LLB, NON LWYR NON MS, NON AM, NON LPN, NON RN NON OTR, NON DIETICIAN, NON BTHEOLOGY

JJC/jjc APRIL 05 (FIFTH) 2002 12:04 AM TO 1:25 AM, AND 7:15 AM TO 7:35 AM FRIDAY -

MORE TIME AND PRICES PRIOR AND AFTER POSTING THIS LAWFULL LETTER TO YOU IN ACCORDANCE WITH SEC LAWS, RULES AND REGULATIONS. JJC

J.J. CRAPO TO NSTAR APRIL 04 2002
P. FOUR(04) OF FOUR(04) PP
THREATENING CIRCUMSTANCES HERE
WHICH I VERY BRIEFLY SUMMARIZE

SINCERELY

John Jennings Crapo, Pro Se

AA, ABE, Notary Public
NON LLB, NON LWYR, NON M.S.
IN S.S., NON Practicing LCSW
NON AM IN GOVT NON AM IN
HISTR, NON M.S. IN PUB AFFAIRS
NON RN, NON LPN, NON OTR
ET CETERA

PS I Noticed April First 2002
A Notice on 3RD FLOOR A Sign on
DOOR UNIT "UNFIT FOR HUMAN
HABITATION" AND April Third
(3D) SIGN STILL UP. I WAS GOING
BY TO USE LAUNDERETTE ON FIRST
FLOOR THESE PREMISES

JJC|jjc APRIL ~~04th 2002~~
05 (FIFTH) 2002 12:04 AM to
1:25 AM (FRIDAY) MORE
TIME AND PRICES PRIOR TO
AND AFTER POSTING THIS
TO YOUR ~~OFF~~ PRINCIPAL
OFFICES

THIS PAGE I'VE MODIFIED SOME
ON NEW PP. FOUR(04)

RECEIVED
2002 DEC 27 PM 4:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

PC: RJM
PJL
JJJ

MR JOHN JENNINGS CRAPO. PRO SE. A.A.
ABE. NON LLB. NON LWYR. NON PRACTISING
LCSW. NON M.S. IN S.S.. NON AM IN GOVT
NON M.S. IN P.A.. NON MSTR OF PUB POLICY
NON AM IN HISTR. NON LPN. NON
RN. NON DIETICIAN. NON OTR
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL APRIL THIRD
MAILPIECE # 7000 YEAR 2002
1670 0008 0598
4764 RETURN RCPT
REQUESTED PLEASE

PAGE ONE (01)
OF SIX (06)
PAGES PRINTED
ONE (01) SIDE

NSTAR ATTENTION PLEASE
MR DOUGLAS S. HORAN. ESQUIRE
CLERK
800 BOYLSTON STRET
BOSTON MA 02199-8003

MY SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT FOR INCLUSION IN THE PROXY STATEMENT OF THE NEXT ANNUAL MEETING OF PROXIES AND SHAREHOLDERS OF NSTAR TAKING PLACE NEXT AFTER APRIL 25TH YEAR 2002

DEAR MR HORAN

STOCKHOLDER CRAPO to NSTAR
APRIL THIRD 2002
P. TWO(02) OF SIX(06) pages

THIS Letter IS to YOU IN YOUR CAPACITY OF CLERK OF NSTAR

I OWN 472 SHARES OF NSTAR COMMON Stock WHICH I've OWNED CONSECUTIVELY OVER ONE(01) YEAR

I PLAN TO PRESENT MY SHAREHOLDER PROPOSAL AT THE STOCKHOLDER MEETING IN QUESTION I DO NOT PLAN TO SELL MY NSTAR STOCK

IN EVENT YOU HAVE QUESTIONS OR COMMENTS PLEASE ADDRESS THEM TO ME BY MAIL TO ME AT MY POST OFFICE BOX ADDRESS

A COPY THIS SHAREHOLDER SUBMISSION OF A SHAREHOLDER PROPOSAL I SEND TO THE US SECURITIES AND EXCHANGE COMMISSION VIA CERTIFIED MAIL ART# 7001 1940 0001 8179 1326 RETURN RCPT REQUESTED

please MORE: →

SHAREHOLDER CRAPO TO NSTAR
APRIL 3RD 2002
P THREE(03) OF OF SIX(06) pages

A COPY OF MY LETTER OF TRANSMITTAL SAID COPY OF MY SUBMISSION TO YOU TO THE COMMISSION I ENCLOSE HEREIN TO CALL IT TO YOUR ATTENTION

MY SHAREHOLDER PROPOSAL

STOCKHOLDERS RECOMMEND THAT THE BOARD OF TRUSTEES (THE "TRUSTEES") OF NSTAR COMPANIES (THE "REGISTRANT") PUBLISH IN THE PROXY STATEMENT OF EACH SHAREHOLDER ANNUAL MEETING AN APPENDIX CONTAINING AN ITEM CONCERNING THE CHARITABLE DONATIONS PROGRAM OF THE REGISTRANT FOR THE IMMEDIATE PAST CALENDAR YEAR WITH THE FOLLOWING INFORMATION

i AN EXPLANATION OF AT LEAST FIVE HUNDRED WORDS EXPLAINING THE STANDARDS OF THE REGISTRANT AND PROCEDURES OF SAID REGISTRANT GOVERNING IT'S DONATIONS TO UNITED STATES INTERNAL REVENUE SERVICE APPROVED PRIVATE FOUNDATIONS TO INCLUDE STANDARDS FOR DENIAL OF SUCH HELP.

MORE: →

JOHN JENNINGS CRAPO, PRO SE
PO BOX 400151
CAMBRIDGE MA 02140-0002

april 03 Year 2002

VIA CERTIFIED MAIL
ART# 7001 1940
0001 8179 1326
RETURN RCPT RE-
QUESTED PLEASE

RE: MY SHARE-
HOLDER PRO-
POSAL SUB-
MISSION TO
NSTAR
EACH PAGE
PRINTED ONE
(1) SIDE OTHER
SIDE
BLANK

HON U.S. SECURITIES
AND EXCHANGE
COMMISSION DIVISION
OF CORPORATION FINANCE
DIRECTOR'S OFFICE
450 5TH STRET NW
WASHINGTON DC 20549-0002

DEAR Gentlemen And Ladies

ENCLOSED WHICH I CALL TO YOUR ATTENTION IS A COPY OF MY SHAREHOLDER PROPOSAL SUBMISSION TO NSTAR COMPANIES WHICH I SEND VIA CERTIFIED MAIL # 7000 1670 0008 0598 4764 RETURN RCPT REQUESTED PLEASE I INCLUDE MY ENCLOSURE WHICH TOO I CALL TO YOUR ATTENTION

SINCERELY
John Jennings Crapo, PRO SE

C.C. VIA CERTIFIED MAIL MAILPIECE # 7000 1670 0008 0598 4764 RETURN RCPT REQUESTED PLEASE NSTAR COMPANIES

JJC/jjc #30#

RDM
PDL
JJJ

JOHN JENNINGS CRAPO. PRO SE. STCKHLDR
PO BOX 400151
CAMBRIDGE MA 02140-0002

RECEIVED
2002 DEC 27 PM 4:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA CERTIFIED MAIL APRIL 04 2002
MAIL PIECE # 7099
3400 0009 4394 1958
RETURN RCPT REQUESTED PLEASE

REGARDING MY SHAREHOLDER PROPOSAL POSTED TO YOU - DATED APRIL 03 2002
P. one (01) of FOUR (04) pages

NSTAR ATTN PLEASE
MR DOUGLAS S HORAN. ESQUIRE CLERK
800 BOYLSTON Street
Boston MA 02199-8003

Dear MR CLERK

THIS IS TO YOU AS CLERK OF NSTAR COMPANIES

I Noticed AT 11:03 PM ELECTRIC POWER OUT HERE. TEN AGASSIZ ST APT #30. CAMBRIDGE MA 02140-2825. 11:15 PM I Noticed RESUMPTION OF ELECTRIC POWER

I THOUGHT YOU SHOULD KNOW I DO NOT PLAN TO SELL ANY OF MY NSTAR STOCK Until AT LEAST AFTER CLOSE OF STOCKHOLDER MEETING IN QUESTION

RELEVANT. TOO I THOUGHT YOU SHOULD KNOW BEFORE 6:40 PM I NOTICED MS SALLY TAROIFF TAKING MAIL OF MR/MS/MRS MISBAH SHEIK AND MAHMUDA SHEIK, ADDRESSED TO THEM AT TEN AGASSIZ ST APT Ten. CAMBRIDGE MA 02140-2823

more: →

THERE WERE THREE(03) ARticles TO SAID ~~SHEIKS~~ MR/MS/MRS SHEIK PERHAPS MORE - ONE ARticle I Noticed MARCH 26th 2002. OTHER ARTICLES I NOTICED LATER ON. ONE WAS LABELLED/ADDRESSED FROM "BNY CLEARING SERVICES LLC ATTN PROXY DEPT PO BOX 299, MILWAUKEE WI 53201 (BULK) MAIL PERMIT # 225 OTHER NUMBERS 132066 103 475 3481225 39213 I HAVE NO INFORMATION AS TO WHAT COMPANIES THESE SAID ARTICLES Were FROM AND IF THERE WERE MORE-

ADDITIONALLY I THOUGHT YOU'D LIKE TO KNOW ABOUT INCIDENT IN GAS METER SECTION OF FIRST FLOOR OF BUILDING COMPLEX - Notice BY MS/MR/MRS TAROIFF SUPERINTENDENT THREATENING RETALIATION AGAINST PETS. I WROTE EXTENSIVE REPORT TO HARVARD EPWORTH UNITED METHODIST PARISH, MASSACHUSETTS AVENUE CAMBRIDGE MA CONCERNING THAT. I'M QUITE CERTAIN THE PARISH WILL FILL YOU IN ON DETAILS JUST Recently. MS TAROIFF POSTING I Noticed MARCH Sixteenth(16th) 2002

MORE:

IN letterbox area Ten agassiz Street
02140 - here

ANOTHER Matter of concern
WAS MARCH 28th 2002 SOMEONE
AT OUTSIDE APT #29, TEN AGASSIZ ST
CAMBRIDGE HAD A VICIOUS ANIMAL
WHICH SAVAGELY BARKED AT ME
I EXPLAINED to OCCUPANTS there
THAT DISTURBS ME - ABOUT HALF
OF ME IS above railing top FLOOR
AND I FEAR FALLING OVER. I've DONE
so by letter and later orally. PERSONS
REJECT MY PLEA FOR COOPERATION

~~THAT~~ MARCH 29th 2002, FRIDAY I
NOTICED I Couldn't FIND MY KEYS
including Keys to my letter Box
AND TODAY I repeated that to
MS TAROFF WHO HAS FAILED to
PROVIDE ME WITH ACCESS to MY
Letter Box

I WROTE THE HON POLICE
COMMISSIONER OF CAMBRIDGE
A letter Delivered APRIL 3RD (third)
2002 ABOUT DISRUPTIVE EVENTS
HERE

I WRITE IN MIDST OF Exceed-
ingly INCONVENIENT, TROUBLING AND
MORE:

THREATENING CIRCUMSTANCES HERE
WHICH I VERY BRIEFLY SUMMARIZE
I NOTICED APRIL FIRST(01ST) 2002
(EASTER MONDAY) A NOTICE AT TEN AGASSIZ
STRET 02140 A NOTICE ON THE OUTSIDE OF
AN APARTMENT ENTRANCE THAT PROCLAIM-
ED IT HAD BEEN PROCLAIMED "UNFIT FOR
HUMAN HABITATION..." APRIL THIRD 2002 THE
SIGN WAS STILL POSTED I NOTICED AS
I WALKED BY ENROUTE TO THE BUILD-
ING COMPLEX LAUNDERETTE
PLEASE APPEND THIS ADDITIONAL IN-
FORMATION TO MY FILE OF MY SUBMISS-
ION OF MY SHAREHOLDER PROPOSAL
AND ACCOMPANYING SHAREHOLDER PRO-
POSAL SUPPORTING STATEMENT DATED
APRIL 3RD 2002 WHICH I POSTED TO YOUR
PRINCIPAL OFFICE VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED SERVICE
7000 1670 0008 0598 4764
SINCERELY
John Jennings Crapo, PRO SE
AA. ABE. NOTARY PUBLIC. NON LLB, NON LWYR
NON MS. NON AM. NON LPN, NON RN
NON OTR. NON DIETICIAN. NON BTHEO-
LOGY
JJC | jjc APRIL 05 (FIFTH) 2002 12:04
AM TO 1:25 AM. AND 7:15 AM TO 7:35
AM FRIDAY -
MORE TIME AND PRICES PAJOR
AND AFTER POSTING THIS LAWFULL
Letter to YOU IN ACCORDANCE WITH SEC
LAWS, RULES AND REGULATIONS JJC

J.J. CRAPO TO NSTAR APRIL 04 2002
P. FOUR(04) OF FOUR(04) PP

THREATENING CIRCUMSTANCES HERE WHICH I VERY BRIEFLY SUMMARIZE

SINCERELY

John Jennings Crapo, Pro Se

AA, ABE, Notary Public
NON LLB, NON LWYR, NON M.S. IN S.S., NON PRACTICING LCSW
NON AM IN GOVT NON AM IN HISTR, NON M.S. IN PUB AFFAIRS
NON RN, NON LPN, NON OTR
ET CETERA

PS I Noticed April First 2002 A Notice on 3RD FLOOR A SIGN ON DOOR UNIT "UNFIT FOR HUMAN HABITATION" AND APRIL THIRD (3D) SIGN STILL UP. I WAS GOING BY TO USE LAUNDERETTE ON FIRST FLOOR THESE PREMISES

JJC|jjc APRIL ~~04th 2002~~ 05 (FIFTH) 2002 12:04 AM to 1:25 AM (FRIDAY) MORE TIME AND PRICES PRIOR TO AND AFTER POSTING THIS TO YOUR ~~OFF~~ PRINCIPAL OFFICES

THIS PAGE I'VE MODIFIED SOME ON NOW POL FOUR(04)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NSTAR
Incoming letter dated December 27, 2002

The proposal recommends that NSTAR's proxy statement contain information described in the proposal regarding NSTAR's charitable donations program.

We are unable to concur in your view that NSTAR may exclude the proposal under rule 14a-8(d). Accordingly, we do not believe that NSTAR may omit the proposal from its proxy materials in reliance on rule 14a-8(d).

We are unable to concur in your view that NSTAR may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that the entire supporting statement may be excluded under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if NSTAR omits the entire supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that NSTAR may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that NSTAR may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that NSTAR may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that NSTAR may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jennifer Bowes
Attorney-Advisor